EXHIBIT 99.1

TITAN MEDICAL INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

June 8, 2022

REPORT OF VOTING RESULTS

Pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were put to a vote at the annual and special meeting (the “Meeting”) of the shareholders of Titan Medical Inc. (the “Corporation”) held on June 8, 2022 and the report on the voting results is as follows:

1.	Election of Directors

A vote was conducted with respect to the election of directors of the Corporation. The following individuals were elected as directors of the Corporation until the next annual shareholder meeting with the following voting results:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Paul Cataford	16,268,282	75.34	5,324,019	24.66
Anthony J. Giovinazzo	17,105,583	79.22	4,486,718	20.78
Cary G. Vance	15,885,696	73.57	5,706,605	26.43
Heather L. Knight	19,468,957	90.17	2,123,344	9.83
Cathy Steiner	18,634,425	86.30	2,957,876	13.70

2.	Appointment of Auditors

A vote was conducted with respect to the appointment of auditors. The appointment of BDO Canada LLP as independent auditors of the Corporation for the ensuing year was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
52,303,729	95.51	2,456,109	4.49

3.	Renewal and Amendment of the Share Unit Plan

A vote was conducted with respect to the renewal and amendment of the Corporation’s share unit plan. The renewal and amendment of the share unit plan was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,227,277	75.25	5,338,024	24.75

4.	Renewal and Amendment to the Deferred Share Unit Plan

A vote was conducted with respect to the renewal and amendment of the Corporation’s deferred share unit plan. The renewal and amendment of the deferred share unit plan was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes For	% Votes For	Votes Against	% Votes Against
16,356,916	75.85	5,208,385	24.15

5.	Adoption of an Employee Share Purchase Plan

A vote was conducted with respect to the adoption of an employee share purchase plan. The adoption of the employee share purchase plan was approved by a majority of the votes cast by shareholders present or represented by proxy at the Meeting. The votes were cast as follows:

Votes For	% Votes For	Votes Against	% Votes Against
17,346,237	80.44	4,219,064	19.56

DATED this 9th day of June, 2022

TITAN MEDICAL INC.

/s/ Jasminder Brar Jasminder Brar Corporate Secretary